

April 30, 2020

Pedro Farah
Chief Financial Officer
Nutrien Ltd.
Suite 200
122 1st Avenue South
Saskatoon, Saskatchewan, Canada
S7K 7G3

> **Re: Nutrien Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2019**
> **Filed February 28, 2020**
> **File No. 001-38336**

Dear Mr. Farah:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2019

Exhibit 99.1
Mineral Projects, page 47

1. We note that you do not disclose mineral reserve estimates for your phosphate mines. Please provide these reserve estimates or tell us why disclosure of these amounts is not necessary.

2. We note that you provide disclosure of the tonnages that can depleted from the mineral reserve estimates for the Allan, Cory, Lanigan, and Rocanville reserve estimates such that a current mineral reserve estimate corresponding to your fiscal year end may be determined. Please tell us why a similar depletable tonnage is not disclosed for the Vanscoy mineral reserve estimate.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences